Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 21, 2022

Relating to Preliminary Prospectus Supplement dated July 21, 2022 and

Prospectus dated April 22, 2022

Registration No. 333-262146

Pricing Terms

RUNWAY GROWTH FINANCE CORP.

$70,000,000

7.50% Notes Due 2027

Pricing Term Sheet

July 21, 2022

The following sets forth the final terms of the 7.50% Notes due 2027 (the “Notes”) and should only be read together with the preliminary prospectus supplement, dated July 21, 2022, together with the accompanying prospectus dated April 22, 2022, relating to these securities (together, the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Runway Growth Finance Corp. (the “Company”)

Title of the Securities:	7.50% Notes due 2027

Rating:*	BBB+ (Egan-Jones)

Initial Aggregate Principal Amount Being Offered:	$70,000,000

Over-Allotment Option:	Up to $10,500,000 aggregate principal amount of Notes within 30 days of the date hereof solely to cover over-allotments, if any.

Issue Price:	$25.00 (par)

Principal Payable at Maturity:	100% of the aggregate principal amount. The outstanding principal amount of the Notes will be payable on the stated maturity date at the office of the trustee, paying agent and security registrar for the Notes or at such other office as the Company may designate.

Type of Note:	Fixed rate note

Listing:	The Company intends to list the Notes on the Nasdaq Global Select Market within 30 days of the original issue date under the trading symbol “RWAYL”.

Stated Maturity Date:	July 28, 2027

Interest Rate:	7.50% per year

Underwriting Discount:	3.0% (or $2,100,000 total assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	97.0% (or $67,900,000 total assuming the over-allotment option is not exercised)

Day Count Basis:	360-day year of twelve 30-day months

Trade Date:	July 22, 2022

Settlement Date:	July 28, 2022 (T+4)**

Date Interest Starts Accruing:	July 28, 2022

Interest Payment Dates:	Each March 1, June 1, September 1, and December 1 commencing September 1, 2022. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including July 28, 2022, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Specified Currency:	U.S. Dollars

Denominations:	The Company will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.

Business Day:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City and Chicago are authorized or required by law or executive order to close.

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after July 28, 2024, upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to, but not including, the date fixed for redemption.

CUSIP / ISIN:	78163D 209 / US78163D2099

Use of Proceeds:	The Company intends to use the net proceeds from this offering to repay outstanding indebtedness under its Credit Agreement with KeyBank National Association (the “Credit Facility”). However, through re-borrowing of the initial repayments under the Credit Facility, the Company intends to use the net proceeds from this offering to make investments in accordance with its investment objective and strategies described in the prospectus supplement and the accompanying prospectus, to pay operating expenses and other cash obligations, and for general corporate purposes.

Joint Book-Running Managers:	Oppenheimer & Co. Inc. B. Riley Securities, Inc. Ladenburg Thalmann & Co. Inc. Janney Montgomery Scott LLC

Co-Managers	Compass Point Research and Trading LLC Hovde Group, LLC

Trustee, Paying Agent, and Security Registrar:	U.S. Bank Trust Company, National Association

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day before delivery thereof will be required, by virtue of the fact that the Notes initially will settle T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (“SEC”), contains this and other information about the Company and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. This pricing term sheet and the Preliminary Prospectus are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this pricing term sheet, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with, and has been declared effective by, the SEC. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from Oppenheimer & Co. Inc., 85 Broad Street, 23rd Floor, New York, NY 10004 or by calling (800) 966 1559; B. Riley Securities, Inc., Attn: Prospectus Department, 1300 17th Street North, Suite 1300, Arlington, VA 22209 or by e-mailing prospectuses@brileyfin.com (or by calling (800) 846-5050); Ladenburg Thalmann, Attn: Syndicate Department, 640 Fifth Ave, 4th Floor, New York, NY 10019, or by emailing prospectus@ladenburg.com (telephone number 1-800-573-2541) or Janney Montgomery Scott LLC, 1717 Arch Street, Philadelphia, PA 19103 by writing to prospectus@janney.com or calling 215-665-4450.